SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

PLBY Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share (Title of Class of Securities)

72814P109 (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  72814P109

1	NAMES OF REPORTING PERSONS Drawbridge Special Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,625,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,625,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.:  72814P109

1	NAMES OF REPORTING PERSONS Drawbridge Special Opportunities Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,625,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,625,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  72814P109

1	NAMES OF REPORTING PERSONS Drawbridge Special Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,625,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,625,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  72814P109

1	NAMES OF REPORTING PERSONS FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,625,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,625,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  72814P109

1	NAMES OF REPORTING PERSONS Fortress Principal Investment Holdings IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,625,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,625,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  72814P109

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,625,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,625,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.:  72814P109

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,625,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,625,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.:  72814P109

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,625,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,625,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (“Common Stock”), of PLBY Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10960 Wilshire Blvd., Suite 2200, Los Angeles, California.

Item 2. Identity and Background.

(a)
(i)	Drawbridge Special Opportunities Fund LP, a Delaware limited partnership (“DBSO”), directly holds 3,625,202 shares of Common Stock (as described in Items 5(a) and (b) herein).

(ii)	Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company (“DBSO Advisors”), is the investment advisor to DBSO.

(iii)	Drawbridge Special Opportunities GP LLC, a Delaware limited liability company (“DBSO GP”), is the general partner of DBSO.

(iv)	FIG LLC, a Delaware limited liability company (“FIG LLC”), is the parent of DBSO Advisors.

(v)	Fortress Principal Investment Holdings IV LLC (“FPI IV”), a Delaware limited liability company, is the managing member of DBSO GP.

(vi)	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is the sole owner of FIG LLC and FPI IV.

(vii)	FIG Corp., a Delaware corporation (“FIG Corp.”), is the general partner of FOE I.

(viii)	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the sole owner of FIG Corp.
DBSO, DBSO Advisors, DBSO GP, FIG LLC, FPI IV, FOE I, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.”
(b)          The address of the principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(c)          Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and, in the case of Covered Persons who are not Reporting Persons, the present principal occupation, of each of the Covered Persons. The principal business of the Reporting Persons is making securities, real estate and other asset-based investments.

(d)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

In connection with the Closing (as defined in Item 6 below), on February 10, 2021, DBSO acquired 3,625,202 shares of Common Stock in exchange for the shares of common stock of Playboy Enterprises, Inc., (“Playboy”) that DBSO owned prior to the Closing.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Background and Merger Agreement

As disclosed in the Issuer’s Current Report on Form 8-K, filed on February 16, 2021, on February 10, 2021, Mountain Crest Acquisition Corp (“MCAC” and, after the consummation of the Business Combination as described below, the Issuer), consummated the acquisition of all of the issued and outstanding shares of Playboy, in accordance with that certain Agreement and Plan of Merger, dated as of September 30, 2020 (the “Merger Agreement”), by and among MCAC, MCAC Merger Sub Inc., a wholly-owned subsidiary of MCAC (“Merger Sub”), Playboy and Suying Liu (solely for purposes of Section 7.2 and Article XI of the Merger Agreement). In accordance with the Merger Agreement, Merger Sub merged with and into Playboy with Playboy surviving as a wholly-owned subsidiary of MCAC (the “Business Combination”). Common Stock was issued to DBSO and other investors in Playboy upon the Closing. In addition, in connection with the closing of the Business Combination (the “Closing”), MCAC changed its name to “PLBY Group, Inc.”

Lock-Up Agreement

On February 10, 2021, each of DBSO and RT-ICON Holdings LLC (“RT-ICON”) entered into a 180-day lock-up agreement (the “Lock-Up Agreement”) with the Issuer with respect to the Common Stock issued to RT-ICON and DBSO upon the Closing pursuant to the Merger Agreement (the “Lock-Up Shares”). Pursuant to the Lock-Up Agreement, each of DBSO and RT-ICON agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) promulgated thereunder, any Lock-up Shares held by it immediately after the Closing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such shares of the Issuer issued and outstanding or securities convertible into or exercisable or exchangeable for shares of the Common Stock, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the earlier of (x) the date that is 12 months after February 10, 2021, and (y) if, subsequent to February 10, 2021, such date on which the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of the Common Stock for cash, securities or other property. Notwithstanding the foregoing, if the volume weighted average price of the Common Stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, 50% of the Lock-up Shares shall be released from the lock-up to the holder.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Form of Lock-Up Agreement, included as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on October 1, 2020.

Director Voting Agreement

At the Closing, DBSO entered into a Director Voting Agreement (the “Director Voting Agreement”) with the Issuer and RT-ICON, pursuant to which DBSO and RT-ICON each agreed to vote all shares of Common Stock owned by them to elect and maintain in office Suying Liu as a member of the Second Class of the Issuer’s Board of Directors as set forth in the Second Amended and Restated Certificate of Incorporation of the Issuer, until the second annual meeting of stockholders held after February 10, 2021.

The foregoing description of the Director Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Voting Agreement, included as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on February 16, 2021.

The Reporting Persons acquired the Common Stock disclosed herein for investment purposes. Other than as described in Item 3, none of the Reporting Persons nor, to the best of their knowledge, any of the Covered Persons listed in Annex A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)

(i)	Amount Beneficially Owned: See Item 11 of each of the cover pages.

(ii)	Percent of Class: See Item 13 of each of the cover pages.

(iii)	Number of Shares as to which such person has:

a.	Sole power to vote or direct the vote: See Item 7 of each of the cover pages.

b.	Shared power to vote or direct the vote: See Item 8 of each of the cover pages.

c.	Sole power to dispose or direct the disposition: See Item 9 of each of the cover pages.

d.	Shared power to dispose or direct the disposition: See Item 10 of each of the cover pages.

All percentages of Common Stock outstanding contained herein are based on 33,560,980 shares of Common Stock outstanding, as of February 10, 2021, as disclosed in the Issuer’s prospectus supplement, filed pursuant to Rule 424(b)(3) on February 17, 2021.

(c)          Other than as disclosed in Item 3, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d)          No person other than DBSO is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D regarding the Lock-Up Agreement and the Director Voting Agreement is incorporated by reference in its entirety into this Item 6.

Amended and Restated Registration Rights Agreement

On February 10, 2021, MCAC entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), by and among (i) the Issuer, (ii) Suying Liu, Dong Liu, Nelson Haight, Todd Milbourn, and Wenhua Zhang (the “Initial Stockholders”), with respect to the Insider Shares (as defined in the A&R Registration Rights Agreement), Private Units (as defined in the A&R Registration Rights Agreement) and any securities issuable upon conversion of working capital loans made to MCAC they owned at Closing and (iii) RT-ICON and each of the other shareholders of Playboy, including DBSO, whose names are listed on Exhibit A thereto (collectively with RT-ICON, the “Playboy Stockholders”), with respect to (x) the Merger Consideration (as defined in the Merger Agreement), (y) any other outstanding Common Stock or other equity security issued or issuable upon on the exercise of any other equity security of the Issuer as of Closing and (z) any other equity security of the Issuer issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.

The A&R Registration Rights Agreement requires the Issuer to, among other things, file a resale shelf registration statement with the SEC on behalf of the Initial Stockholders and the Playboy Stockholders no later than 60 days after the Closing. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. The holders of the majority of the Insider Shares can elect to exercise these demand registration rights at any time commencing three months prior to the date on which the Insider Shares are to be released from escrow pursuant to the IPO Escrow Agreement (as defined in the A&R Registration Rights Agreement). The holders of a majority of shares of Common Stock issued in lieu of payment of working capital loans made to MCAC, can elect to exercise these demand registration rights at any time. The Playboy Stockholders can elect to exercise these registration rights at any time commencing three months prior to the first possible date on which the restrictions on transfer will lapse under the Lock-up Agreement, as described below. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Amended and Restated Registration Rights Agreement, included as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on February 16, 2021.

DBSO disclaims membership in any “group” within the meaning under Section 13(d) of the Exchange Act on the basis of any of the Lock-Up Agreement, the Director Voting Agreement and the A&R Registration Rights Agreement.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement (filed herewith).
99.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed on October 1, 2020).
99.3
Voting Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC and Drawbridge Special Opportunities Fund LP (incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K filed on February 16, 2021).

99.4
Amended and Restated Registration Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., Suying Liu, Dong Liu, Nelson Haight, Todd Milbourn, Wenhua Zhang, RT-ICON Holdings LLC, and each of the other shareholders of Playboy Enterprises, Inc. whose names are listed on Exhibit A thereto (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on February 16, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

	By:	Drawbridge Special Opportunities GP LLC, its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: March 3, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: March 3, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: March 3, 2021	FIG LLC

	By:	Fortress Operating Entity I LP, its sole managing member
	By:	FIG Corp., its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: March 3, 2021	FORTRESS PRINCIPAL INVESTMENT HOLDINGS IV LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: March 3, 2021	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: March 3, 2021	FIG CORP.

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: March 3, 2021	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Annex A

Drawbridge Special Opportunities Fund LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
Drawbridge Special Opportunities GP LLC	General Partner of Drawbridge Special Opportunities Fund LP

Drawbridge Special Opportunities Advisors LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
FIG LLC	Parent of Drawbridge Special Opportunities Advisors LLC

Drawbridge Special Opportunities GP LLC:
Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
Fortress Principal Investment Holdings IV LLC	Managing Member of Drawbridge Special Opportunities GP LLC

Directors and Officers of FIG LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Fortress Principal Investment Holdings IV LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
Fortress Operating Entity I LP	Sole owner of Fortress Principal Investment Holdings IV LLC

A-1

Directors and Officers of Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
FIG Corp.	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal, Co-Chief Executive Officer and Class A Director
Peter L. Briger, Jr.	Principal, Co-Chief Executive Officer and Class A Director
Randal A. Nardone	Principal and Class A Director
George W. Wellde Jr.	Class A Director
Michael G. Rantz	Class A Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Michael Morell	Class A Director and Security Director
Marcelo Claure	Chairman of the Board and Class B Director
Yoshimitsu Goto (citizen of Japan)	Class B Director
Rajeev Misra (citizen of the United Kingdom)	Class B Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

A-2